Horizon Space Acquisition II Corp.

c/o Robinson & Cole LLP

Chrysler East Building

666 Third Avenue, 20th Floor

New York, NY 10017

September 25, 2024

VIA EDGAR

Madeleine Joy Mateo

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Horizon Space Acquisition II Corp. Draft Registration Statement on Form S-1 Submitted August 12, 2024 CIK No. 0002032950

Dear Ms. Mateo:

Horizon Space Acquisition II Corp. (“we” or the “Company”) hereby provides responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 6, 2024 (the “Letter”) regarding the Company’s draft registration statement on Form S-1 referenced above (the “Registration Statement”). Contemporaneously, the Company is submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via Edgar.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted on August 12, 2024

General

1.

We note your disclosure on page 32 that you will not consummate the initial business combination if you are unable to maintain net tangible assets of at least $5,000,001. We also note your disclosure on page 54 that you do not have a maximum redemption threshold. Please revise as appropriate to clarify this apparent inconsistency or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 54 of Amendment No. 1.

Cover Page

2.

We note your disclosure on page i that your efforts to identify a prospective target business will not be limited to a particular industry or geographic area. Please revise your disclosure to discuss that you will initially focus on businesses or entities in Asia, as you disclose on page iii, or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page iii of Amendment No. 1, and elsewhere as applicable throughout the prospectus.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

September 25, 2024

3.	Please revise your disclosure to state whether redemptions will be subject to any limitations. See Item 1602(a)(2) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1.

4.

Please revise your disclosure regarding the amount of compensation received or to be received by the SPAC sponsor and its affiliates to include the repayment of loans and any compensation to be received by the SPAC sponsor and its affiliates, including but not limited to the payment to an affiliate of the sponsor for office space, administrative and support services. Please also revise to highlight the cross-references to the sections in the prospectus related to compensation. See Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1.

5.	Please revise to highlight the cross-references to the sections in the prospectus related to dilution and conflicts of interest. See Items 1602(a)(4) and 1602(a)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on the cover page of Amendment No. 1.

Prospectus Summary, page 3

6.

Please disclose the amount of public shares sold in this offering that would have to be voted in favor of a business combination in order to approve the combination. If applicable, please also disclose the vote required for shareholder approval consistent with listing standards. For example, please disclose if NASDAQ listing standards require at least a majority of shares voting.

Response: In response to the Staff’s comment, we have revised the disclosure on page 16 of Amendment No. 1.

7.

We note your disclosure on pages 13 and 28 that you may need to obtain additional financing in connection with the closing of the initial business combination or to meet working capital needs. Please revise your disclosure to describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 17 of Amendment No. 1.

8.	We note your disclosure discussing the payments to founders and securities owned or to be owned by the sponsor. Please revise your disclosure to discuss, in tabular format:

•

The nature and amount of the compensation received or to be received by your sponsor and its affiliates, including but not limited to founder shares, private units, repayments of loans made by the sponsor, officers or directors to finance transaction costs associated with the initial business combination or for organizational and offering expenses, payment for administrative services, and anti-dilution adjustments to the founders; and

•	The amount of securities issued or to be issued by you to the sponsor and the price paid or to be paid for such securities.

        Outside of the table, disclose the extent to which this compensation and securities issuance may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 8 of Amendment No. 1.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

September 25, 2024

Background and Competitive Strengths, page 10

9.

We note your disclosure that Mr. Mingyu (Michael) Li serves as a director of Lakeshore Acquisition II Corp., a special purpose acquisition company currently listed on NASDAQ. Please revise your disclosure to describe the experience of Mr. Li in organizing Lakeshore Acquisition II Corp. and the extent to which Mr. Li is involved in Lakeshore Acquisition II Corp. See Item 1603(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 13 of Amendment No. 1.

Potential Approvals from the PRC Governmental Authorities for this Offering or a Business Combination, page 19

10.

Please revise your disclosure to describe the consequences to you and your investors if your officers and directors fail to receive the required permissions or approvals from the CSRC, CAC or any other governmental agency, or inadvertently conclude that such permissions or approvals are not required.

Response: In response to the Staff’s comment, we have revised the disclosure on page 22 of Amendment No. 1.

Transfer of Cash to and from Our Post-Combination Organization If We Acquire a Company Based in China, page 22

11.	Please revise your disclosure addressing any impact PRC law or regulation may have on the cash flows associated with the business combination to include shareholder redemption rights.

Response: In response to the Staff’s comment, we have revised the disclosure on page 22 of Amendment No. 1.

Risk Factors, page 41

12.	Please add a risk factor disclosing the material risks associated with the exclusive forum provision in your amended and restated memorandum and articles of association.

Response: In response to the Staff’s comment, we have revised the disclosure on page 67 of Amendment No. 1.

Certain of our officers and directors are now, and all of them may in the future become, affiliated with entities, page 62

13.

We note your disclosure that your sponsor and officers and directors may not participate in the formation of, or become an officer or director of, any other SPACS with a class of securities registered under the Exchange Act, until you have entered into a definitive agreement regarding your initial business combination. We also note your disclosure on page 132 that members of your management team may become an officer or director of another SPAC with a class of securities registered under the Exchange Act even before you have entered into a definitive agreement regarding your initial business combination, as well as your disclosure that Mr. Mingyu (Michael) Li is a director and executive officer of two SPACs. Please revise to clarify this apparent inconsistency, or advise.

Response: We respectfully advise the Staff that there is no restriction on our sponsor, officers, and directors for participating in the formation of, or becoming an officer or director of, any other SPACs with a class of securities registered under the Exchange Act. In response to the Staff’s comment, we have revised the disclosure on page 62 of Amendment No. 1.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

September 25, 2024

The excise tax included in the Inflation Reduction Act of 2022 may decrease the value of our securities, page 87

14.

Please revise your risk factor to include that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: In response to the Staff’s comment, we have revised the disclosure on page 87 of Amendment No. 1.

Use of Proceeds, page 94

15.

We note that the total amount of gross proceeds without over-allotment option does not sum correctly. In addition, we note that the total amount of net proceeds to be held in trust, as disclosed on page 95, appears to be inconsistent with the amount reflected in the Use of Proceeds table on page 94. Please revise to correct these discrepancies.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 94 and 95 of Amendment No. 1.

Dilution, page 99

16.

Please revise your dilution disclosure to comply with Item 1602(c) of Regulation S-K. Additionally, both in your response and amended disclosure, specifically address the impact to dilution for the maximum redemption restriction given your disclosure on page 43 indicating that you may not be able to consummate your initial business combination with redemptions that would cause your net tangible assets to be less than $5,000,001.

Response: In response to the Staff’s comment, we have revised the disclosure on page 99 of Amendment No. 1.

Proposed Business, page 107

17.

Please revise to disclose in the introduction to your Business section that the location of the sponsor and having a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non-China-based target company, which may therefore limit the pool of acquisition candidates.

Response: In response to the Staff’s comment, we have revised the disclosure on page 107 of Amendment No. 1.

18.

We note your disclosure regarding the enforceability of civil liability on page 176. Please also disclose these risks in the Proposed Business section, which should contain disclosures consistent with your discussion on page 176.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 123 and 176 of Amendment No. 1.

Our Sponsor, page 109

19.

We note your disclosure on page 110 that other than the foregoing, your sponsor or its affiliates have not and will not receive any other form of compensation upon closing of the offering, and your disclosure on page 111 that other than the foregoing, the sponsor does not have any agreement, arrangement, or understanding with the Company regarding compensation, reimbursement, or transfer of interests in relation to your initial business combination. Please revise your discussion of compensation to include all compensation that has been or will be awarded to, earned by, or paid to the sponsor and its affiliates, including but not limited to the repayment of loans, the reimbursement of out-of-pocket expenses, and the payments for administrative support services. Revise your discussion of reimbursements to disclose repayments of loans, fees, and out-of-pocket expenses. Also revise to disclose any circumstances or arrangements under which the sponsor or its affiliates, directly or indirectly, have transferred or could transfer ownership of securities of the SPAC, such as anti-dilution adjustment mechanisms. See Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 110 and 111 of Amendment No. 1.

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

September 25, 2024

20.	Please revise your table on page 110 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 110 of Amendment No. 1.

Conflicts of Interest, page 131

21.

Please revise to disclose any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors, and related to the value of founder shares, private shares, and private rights if you do not complete the initial business combination within the allotted time. See Item 1603(b) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure on page 132 of Amendment No. 1.

Exhibits

22.	We note that the filed exhibits are related to Horizon Space Acquisition I Corp. Please revise to include exhibits related to Horizon Space Acquisition II Corp. and this offering.

Response: We respectively advise the Staff that the exhibits were erroneously filed. We have deleted these filed exhibits in Amendment No. 1 and will file the corrected exhibits in later filings.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq. of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Mingyu (Michael) Li
Mingyu (Michael) Li

cc:	Arila Zhou, Esq. Robinson & Cole LLP